Diamond Foods

600 Montgomery St., 13th Floor

San Francisco, CA 94111

February 17, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0405

Attn: H. Roger Schwall, Assistant Director

Re:	Diamond Foods, Inc.

Registration Statement on Form S-4

File No. 333-175025

Ladies and Gentlemen,

Purusant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), Diamond Foods, Inc. (“Company”) hereby respectfully requests that the Securities and Exchange Commission (“Commission”) consent to the withdrawal of its Registration Statement on Form S-4 (File No. 333-175025), as initially filed with the Commission on June 20, 2011 and amended on August 4, 2011, September 7, 2011 and September 16, 2011, together with all exhibits thereto (“Registration Statement”), with such request to be approved effective as of the date hereof. The Registration Statement has not been declared effective by the Commission, and no securities have been sold or issued thereunder.

The Registration Statement registered the offering of shares of the Company’s common stock to be issued in connection with a business combination (“Merger”) involving the Company, Wimbledon Acquisition LLC (“Merger Sub”), a direct wholly owned subsidiary of the Company, The Procter & Gamble Company (“P&G”) and The Wimble Company (“Wimble”), a direct wholly owned subsidiary of P&G in which P&G would have contributed certain of its assets and liabilities to Wimble and Wimble would have merged with and into Merger Sub, with Merger Sub continuing as the surviving company, pursuant to the Transaction Agreement by and among P&G, Wimble, the Company and Merger Sub, dated as of April 5, 2011 and the Separation Agreement by and among P&G, Wimble and the Company, dated April 5, 2011 (together, the “Agreements”). As disclosed in the form 8-K filed by the Company on February 15, 2012, the Company entered into a Termination Agreement with P&G on February 14, 2012, pursuant to which the parties terminated the Agreements, and each other agreement entered into pursuant to or in connection with the transactions contemplated by the Agreements. Accordingly, the Company will not proceed with the proposed offering of its common stock in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

United States Securities and Exchange Commission

February 17, 2012

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Horace Nash of Fenwick & West LLP at (650) 335-7934. Thank you.

Sincerely,

/s/ Stephen E. Kim

Stephen E. Kim
Senior Vice President, General Counsel and Human Resources